May 22, 2015

VIA EDGAR Mr. Jay Williamson Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:           Dividend and Income Fund (the “Fund”)
Registration Statement on Form N-2
File Number 333-203126

Dear Mr. Williamson:

The purpose of this letter is to respond to comments received from you in your letter dated April 29, 2015, regarding the registration statement on Form N-2 (“Registration Statement”) of the Fund.

The Fund understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Calculation of Registration Fee Under the Securities Act of 1933

1.
Comment:  We note your prospectus contemplates issuing Rights to existing shareholders, and potentially to others.  Please revise your Calculation of Registration Fee table to include these rights or tell us why the Rights issuance would not require registration.

Response:  The Fund responds by revising the Calculation of Registration Fee table to include subscription rights.

Prospectus Cover Page

2.	Comment: Please include the table required by Item 1.g of Form N-2 and confirm that it will be updated in any prospectus supplement, as appropriate.

Response: The Fund will include all required disclosures including the table required by Item 1.g. in the prospectus supplements, as the information requested is not known at this time and will not be known until a take down occurs.  The Fund reviewed prior shelf registration precedent for The Gabelli Equity Trust Inc., Center Coast MLP & Infrastructure Fund and Aberdeen Australia Equity Fund, Inc. and confirmed that these funds also took this approach. In addition, as per our conversation of May 20, 2015, we understand that we will need to file an amendment to the Form N-2 to include the prospectus supplements.

3.	Comment: We note your statement that the rights offerings may be offered at a price below the then current NAV, subject to certain conditions. Please tell us these conditions.

Response: Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), generally prohibits a fund from issuing its shares at a price below net asset value (“NAV”) to anyone other than existing shareholders.  As a result, when a fund is trading at a discount to NAV, the only practical way in which to raise capital is through a rights offering to existing shareholders.  If the rights issued to shareholders are transferable, the ratio of shares to rights cannot exceed one to three, unless shareholder approval is first obtained.

4.
Comment:  On your cover page you state the Fund may invest in “high yield, high risk securities which are rated below investment grade.”  Please disclose that these securities are commonly referred to as “junk.”

Response:  The Fund responds by revising the disclosure as requested.  In addition, the “Below Investment Grade Securities Risk” section makes the same disclosure.

5.
Comment:  If accurate, please confirm that the Fund does not intend to issue preferred stock within twelve months of effectiveness.  Otherwise, please provide appropriate strategy and risk disclosure relating to the Fund’s issuance of preferred stock.

Response:  The Fund confirms that the Fund does not intend to issue preferred stock within twelve months of effectiveness.

Prospectus Summary, page 1

6.
Comment:  The page 7 discussion under “Sale of Covered Call Options” is strategy disclosure and should be relocated to an appropriate section.  Also, please confirm that the sale of covered calls is the only derivative strategy the Fund will use as part of its principal strategy, or provide appropriate strategy and risk disclosure for all types of derivatives and their use in executing principal strategies.  In this respect the disclosure on page 9 under “Counterparty Risk” suggests you are engaging in activities beyond writing covered calls.  Please revise as necessary.  For guidance, please consider the letter from Barry Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2013 and Division of Investment Management, IM Guidance Update, No. 2013-05 (July 2013).

Response:  The Fund moved the strategy disclosure regarding sale of covered call options to the “Investment Strategy” section of the Prospectus.  The Fund confirms that the sale of covered calls, the purchase of put and call options, and the sale of put options are the only derivative strategies the Fund will use as part of its principal strategy.  The Fund added disclosure regarding option risks and revised the disclosure under “Counterparty Risk.”

7.	Comment: Please revise the page 9 disclosure under “Distribution Policy Risk” to explain that distributions may in part consist of return of capital and address the tax consequences to shareholders.

Response:  The Fund responds by revising the disclosure as requested.

Fees and Expenses, page 13

8.
Comment:  Please revise footnote three for clarity.  Please use clear language to distinguish the calculation required by the Fees and Expenses table with the actual management fee based on managed assets.  Also, to the extent a management fee based on managed assets creates an incentive to add leverage, please add appropriate risk disclosure.

Response:  The Fund responds by revising the disclosure as requested.

9.	Comment: Please revise to use actual expenses where appropriate. In this regard we note references to “estimated costs of borrowings” in footnote four and “estimated amounts” in footnote five.

Response:  The Fund responds by revising the disclosure as requested.

10.	Comment: Please tell us why you disclose “none” for Acquired Fund Fees and Expenses, in light of your strategy disclosure addressing investments in other funds.

Response:  The Fund responds by revising the “Fees and Expenses” table to delete the subcaption “Acquired Fund Fees and Expenses.”  For the fiscal year ended December 31, 2014, acquired fund fees and expenses did not exceed 0.01% of average net assets, therefore, the Fund included these fees and expenses under the subcaption “Other Expenses” as instructed by Instruction 10(a) to Item 3 of the Form N-2.

Investment Objectives, Policies and Strategies, page 17

11.
Comment:  On page 18 under Investment Strategy you set forth considerations for selecting income generating equity securities and debt securities.  Please also address how you choose between these categories when making investment decisions.

Response:  The Fund responds by revising the disclosure as requested.

12.
Comment:  Starting on page 19 you provide additional information about “some” of the securities in which you may invest and techniques you may employ.  On page 24 you discuss “Other Investment Practices.”  Item 8 focuses on the types of securities in which you invest principally and significant investment techniques you employ.  Please review your disclosure to confirm it is necessary and concise.

Response:  The Fund responds by moving the disclosure about “Convertible Securities” to the SAI because investing in convertible securities is not a principal strategy of the Fund.

13.	Comment: We note references on page 21 and elsewhere to business development companies. Please provide BDC-specific risk disclosure.

Response:  The Fund responds by adding the requested disclosure.

14.
Comment:  On page 24 you state you currently anticipate “engaging primarily, if at all, in the sale of covered call options and the purchase of puts and call options.”  (Emphasis added) Please revise the discussion under Options Trading to be clear, concise and understandable.  For example, the emphasized language should be revised to more clearly state your intentions.

Response:  The Fund responds by revising the disclosure as requested.

15.
Comment:  With respect to your disclosure under “Other Investment Practices” starting on page 24, please clarify what, if anything in this section is part of your principal investment strategy.  Any principal strategy should be moved forward in your disclosure as this section appears to focus on non-principal strategies.

Response:  The Fund responds by clarifying that options trading and portfolio lending transactions are part of its principal investment strategy and moving forward the disclosure on options trading and portfolio lending transactions.

16.
Comment:  Please clarify whether you will invest in emerging market securities and address whether an issuer’s market capitalization will factor into your investment decisions.  If so, please provide appropriate strategy and risk disclosure.  In this respect we note your “Securities of Small and Mid-Capitalization Companies” disclosure on page 8.

Response:  The Fund responds by clarifying that it may invest in emerging markets securities, but it is not a principal investment strategy.  The SAI currently includes disclosure about emerging markets securities under the heading “Foreign Securities.”  The Fund revised the disclosure to add a heading for “Emerging Markets Securities.”  An emerging markets securities issuer’s market capitalization in some cases may factor into the Investment Manager’s investment decisions.

17.	Comment: Please clarify whether there is a duration or maturity strategy for the debt. If so, please provide appropriate strategy and risk disclosure.

Response:  The Fund responds by clarifying that it currently does not have any strategy for duration or maturity for debt.

Distribution Policy, page 39

18.
Comment:  We note your disclosure on page 12 that you have a managed distribution policy to provide shareholders with a relatively stable cash flow, that distributions may include return of capital, and that distributions do not represent yield or investment return.  Please include similar statements in your Distribution Policy.  Also, please advise whether your advertising materials reference yield and if so, tell us how yield is calculated.

Response:  The Fund responds by revising the disclosure as requested.  The Fund’s advertising materials do not reference yield.

19.
Comment:  Your Financial Highlights on page 14 indicate you have a history of returning capital and your existing disclosure suggests you may continue to do so, in order to stabilize distributions and reduce the spread between your NAV and share price.  We also note a March 2, 2015 press release, available on your website, indicates that 46% of your quarterly distribution for the period ended March 31 represented a return of capital.  Please update your Risk Factors and Tax disclosures to provide greater historical context to your distribution-related discussions.

Response:  The Fund responds by revising the disclosure as requested.

Description of the Securities, page 45

20.
Comment:  We note disclosure starting on page 48 addressing various provisions in your Declaration of Trust and Bylaws that appear to limit shareholder rights in significant respects and in ways that are unrelated to a Change in Control.  Specifically we note references to fee-shifting, mandatory arbitration of certain claims, and limitations on a shareholder’s ability to bring certain actions.  For each type of provision, please:

•	tell us the legal basis under state law and, if applicable – federal securities law, for including such provision;

•	disclose the degree to which you believe such provisions are, or will continue to be, enforceable; and,

•	revise your disclosure to address these provisions in clear, concise and understandable language under an appropriate heading.

Response:

(a) “Loser Pays” Fee-Shifting. Article II, Section 14 of the Fund’s Amended and Restated Agreement and Declaration of Trust (“Agreement of Trust”) requires the shareholders to indemnify the Fund for costs associated with a shareholder-initiated suit, if the shareholder does not receive a judgment on the merits that substantially achieves the full remedy sought.  Functionally, this requires the shareholders to reimburse the Fund for the Fund’s costs associated with a shareholder-initiated suit where the Fund prevails in the suit.  Commonly, this type of fee-shifting is known as “loser-pays” indemnification, because it requires the “losing” party in a suit to reimburse the “winner” for such party’s costs.  In 2014, the Delaware Supreme Court, reviewing a similar set of fee-shifting provisions under the Delaware General Corporations Law, has ruled that such provisions are not per se invalid.

In ATP Tour, Inc. v. Deutscher Tennis Bund, 91 A.3d 554 (Del. May 8, 2014), the Delaware Supreme Court held that fee-shifting provisions in a corporation’s bylaws are not per se invalid.  The bylaw at issue shifted all litigation expenses to an unsuccessful shareholder plaintiff who did not “obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought.”  In its reasoning, the Delaware Supreme Court noted that generally, adopted bylaws may not be overturned by a court, unless the complainant can show that the bylaw at issue was adopted for an improper purpose.  The “fee-shifting” bylaw at issue in ATP was adopted with the intent to deter litigation, and the Delaware Supreme Court noted that attempting to deter litigation is not an improper purpose.

Because ATP has not been overruled, nor has the Delaware legislature passed contradictory statutory law, the Fund (which is a Delaware statutory trust) believes that the fee-shifting provision in its Agreement of Trust is legally enforceable.

(b) Arbitration.  Article II, Section 6 of the Fund’s Agreement of Trust requires shareholders to bring suits against the Fund and certain related parties itself before arbitrators in certain circumstances, in accordance with rules promulgated by the American Arbitration Association.  This provision therefore requires certain claims to go into arbitration, rather than before a court

In 2013, the U.S. Supreme Court rendered its decision in American Express v. Italian Colors Restaurant (133 S. Ct. 2013), wherein Italian Colors and its co-parties joined in a class action contesting certain fee provisions in their vendor agreements with American Express.  Notably, those vendor agreements included a mandatory arbitration clause, and a waiver of the right to join in a class action.  In that case, the court ruled in favor of American Express.  The court noted that arbitration is a matter of contract, and that courts must enforce contracts according to their terms.  Because Italian Colors and its co-parties had knowingly signed their vendor agreements, and absent an applicable exception, the court upheld the arbitration clause.

Because arbitration is a “creature of contract,” and given that the Fund’s Agreement of Trust is a contract among the shareholders, trustees, and the trust, the holding in American Express led many commentators to opine as to the potential validity in Delaware of bylaws or trust agreements that require mandatory arbitration.  Since the American Express case was decided in 2013, at least one federal court has upheld the validity of a mandatory arbitration provision in a trust’s bylaws (See Commonwealth REIT v. Barry Portnoy (Mass. 2014).  Although Commonwealth applied Maryland law to a Maryland real estate trust, the case stands for the premise that trusts can require arbitration of disputes among trusts, their shareholders, trustees, officers, and related parties.  Accordingly, the Fund believes that Article II, Section 6 of the Fund’s Agreement of Trust to be within legal precedent and, therefore, legally enforceable.

(c) Limitations on Derivative Suits.  Article II, Section 5 of the Agreement of Trust generally limits shareholder filed suits on behalf of the Fund (commonly known as “derivative suits”) by requiring (1) that the shareholder is a shareholder at the time the action is commenced, and (2) that the shareholder must first make written demand to the trustees of the Fund, requesting that they take action on behalf of the Fund, before the shareholder is eligible to bring suit on behalf of the Fund.  The remainder of Article II, Section 5 sets forth requirements regarding the evaluation of the shareholder demand by independent trustees, and the possibility of a shareholder overrule of the independent trustees’ decision not to bring suit.

The requirements set forth in Article II, Section 5 are a variation of and give structure to a long-standing corporate law requirement that derivative suits may only proceed after the aggrieved shareholder has requested that the governing body bring suit on behalf of the company (See generally, Cohen v. Beneficial Industrial Loan Corp. 337 U.S. 541) (1949); Grimes v. Donald, 673 A.2d. 1207 (Del. Sup. Ct. 1996)).  The Fund’s Agreement of Trust further specifies that, if in receipt of such a demand, the Fund must refer the matter to its independent trustees.  Because of the fact that many derivative suits are facially based on an alleged breach of a particular trustee’s fiduciary duties, it is settled case law that only independent trustees can evaluate a demand for a derivative suit (see In re: Oracle Corp. Derivative Litigation, 824 A.2d 917 (Del. Ch. 2003).  Accordingly, the Fund believes the requirements of Article II, Section 5 to be well within established legal precedent and, therefore, legally enforceable.

(d) Disclosure.  Finally, the Fund revised the disclosure as requested.

Statement of Additional Information

Investment Restrictions, page 26

21.
Comment:  This section does not address your policies with respect to short sales, margin purchases and the writing of put and call options.  Please revise to provide the disclosure requested by Item 17.2.b.  If this information is disclosed elsewhere, please relocate it here.

Response:  The Fund does not have a fundamental investment restriction relating to short sales of securities, the purchase of securities on margin or the writing of put and call options.  The Fund’s shareholders approved the removal of the Fund’s previous fundamental policy relating to short sales and margin purchases at the annual meeting of shareholders held on May 1, 2014.  The 1940 Act does not require a fund’s investment policy with respect to short sales, margin purchases and the writing of put and call options to be fundamental.

22.	Comment: We note your concentration policy references “activities in the same industry.” Please revise to reference “group of industries” as well.

Response:  The Fund’s concentration policy is a fundamental investment restriction and therefore, cannot be changed without shareholder approval.  Accordingly, we cannot make the requested change.  However, the Fund has no current intention to concentrate investments in a particular industry or group of industries.

Part C. Other Information

Exhibits

23.	Comment: Please understand that we may have additional comments on your legality opinion once it has been filed.

Response:  Understood.

Very truly yours, GODFREY & KAHN, S.C. /s/ Pamela M. Krill Pamela M. Krill